

# Joseph De Perio · 3rd

Co-Founder of SportBLX at SportBLX

New York, New York · 500+ connections · **Contact info**

 **SportBLX**

**Brown University**

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## Experience



**Co-Founder of SportBLX**
SportBLX
Jan 2019 – Present · 1 yr 9 mos
New York, New York, United States



**Senior Portfolio Manager**
Clinton Group
Jun 2006 – Present · 14 yrs 4 mos



**Vice President**
Millennium Partners
2008 – 2009 · 1 yr



**Associate**
Trimaran Capital Partners
2003 – 2006 · 3 yrs



**Analyst**
CIBC World Markets

2000 – 2003 · 3 yrs

## Education



**Brown University**
BA, Business Economics
1996 – 2000

